UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.1)

STEINWAY MUSICAL INSTRUMENTS, INC.

(Name of Subject Company)

STEINWAY MUSICAL INSTRUMENTS, INC.

(Name of Persons Filing Statement)

Ordinary Common Stock, par value $0.001 per share

(Title of Class of Securities)

858495104

(CUSIP Number of Class of Securities)

Dennis M. Hanson

Chief Financial Officer and General Counsel

Steinway Musical Instruments, Inc.

800 South Street, Suite 305

Waltham, Massachusetts 02453

(781) 894-9770

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to

John T. Gaffney

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, New York 10166

(212) 351-2626

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No.1 (this “Amendment No.1”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended and supplemented from time to time, the “Schedule 14D-9”), relating to the tender offer by KSTW Acquisition, Inc., a Delaware corporation (“Acquisition Sub”) and a wholly owned subsidiary of KSTW Holdings, Inc., a Delaware corporation (“Parent”), which is controlled by Kohlberg Investors VII, L.P., a Cayman Islands limited partnership, to purchase all of the outstanding shares of Company’s ordinary common stock, par value 0.001 per share, at a purchase price of $35.00 per share, net to the seller in cash without any interest and subject to any applicable withholding tax, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 15, 2013, a copy of which is attached as Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed by Parent and Acquisition Sub with the Securities and Exchange Commission on July 15, 2013 (as amended and supplemented from time to time, the “Schedule TO”), and in the related Letter of Transmittal, a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO.

Except as set forth below, the information set forth in the original Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No.1. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Item 3, “Past Contacts, Transactions, Negotiations and Agreements,” is hereby amended and supplemented by amending and restating the first full paragraph on page 9 of the Schedule 14D-9 under the heading “Past Contacts, Transactions, Negotiations and Agreements—Confidentiality Agreement” as follows:

“This summary of the Confidentiality Agreement is qualified in its entirety by reference to the Confidentiality Agreement, which has been filed as Exhibit (e)(9) to this Schedule 14D-9 and is incorporated herein by reference.”

Item 4. The Solicitation or Recommendation.

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by adding the following sentences immediately after the third sentence of the fifth to last paragraph under the heading “The Solicitation or Recommendation—Background to the Transaction” on page 15 of the Schedule 14D-9 to read in its entirety:

“Skadden Arps also informed the Company Board of Samick’s request that the Company Board make changes to the strategic process that could address Samick’s concerns about its ability to make a confidential bid. The Company Board determined that, because it had two actionable proposals to consider at that time, it would not be in the best interests of the Company and its stockholders to make any changes to its strategic process at that time and decided instead to allow Samick to make a public proposal to acquire the Company in the “go shop” process should Samick choose to do so.”

Item 8. Additional Information.

Item 8, “Additional Information,” is hereby amended and supplemented as follows:

The paragraph under the heading “Additional Information—Antitrust Review—German Antitrust Compliance” on page 29 of the Schedule 14D-9 is hereby amended and restated in its entirety as follows:

“Under German merger control law, the acquisition of shares of Company Common Stock in the Offer and the Merger may not be completed until the Federal Cartel Office (“FCO”) has cleared the transaction or the waiting period of one month after submission of a complete notification has expired without the FCO having prohibited the transaction. On July 16, 2013, the FCO cleared the transaction under the German merger control law. Such clearance satisfies the condition, as described in the Offer to Purchase, that the affirmative approval or clearance of governmental authorities required under Antitrust Laws of Germany relating to the purchase of shares of Company Common Stock pursuant to the Offer and the consummation of the Merger have been obtained.”

The paragraph under the heading “Additional Information—Stockholder Litigation” on page 30 of the Schedule 14D-9 is hereby amended and restated in its entirety as follows:

“Following announcement of the Merger Agreement, two putative stockholder class actions were filed in the Court of Chancery of the State of Delaware. The actions are Tillo v. Steinway Musical Instruments, Inc., et al., C.A. No. 8713 (filed July 10, 2013) and Soriano v. Steinway Musical Instruments, Inc., et al., C.A. No. 8729 (filed July 15, 2013). The complaints allege that the directors of the Company breached their fiduciary duties to the Company’s public stockholders because, among other things, they allegedly failed to obtain for the Company’s public stockholders the highest value available for the Company in the marketplace and allegedly failed to take steps to maximize the value of the Company to its public stockholders. The complaints also allege that Kohlberg & Company, L.L.C., Parent, Acquisition Sub and Investor aided and abetted those alleged violations. The plaintiffs for both suits purport to bring their respective actions on behalf of a class of Company stockholders, and seek relief that includes, among other things, an order: (i) enjoining the solicitation of stockholder votes relating to the Offer and the Merger; (ii) rescinding the Offer; (iii) directing the directors of the Company to account for damages suffered; and (iv) awarding payment of plaintiff’s attorneys’ fees and costs.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STEINWAY MUSICAL INSTRUMENTS, INC.

By:	/s/ Michael T. Sweeney
Name:	Michael T. Sweeney
Title:	President and Chief Executive Officer

Dated: July 19, 2013